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As of and for the year ended December 31, 1995, PNC Mortgage
Corp. of America has complied in all material respects with the minimum standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS, except as noted below:

During 1995, a conversion of the servicing system and consolidation of the investor accounting function was performed. This resulted in certain investor accounts not being reconciled within the time frame as outlined in the USAP during the period of conversion/consolidation. This situation was addressed and all investor accounts were reconciled in accordance with the USAP at December 31, 1995. However, at year-end there were some reconciling items in certain clearing accounts that had not cleared within the 90 day time frame. Management continues to monitor and clear these items.

No other instances of noncompliance were noted.

As of and for this same period, PNC Mortgage Corp. of America had in effect a fidelity bond and errors and omissions policy in the amount of $300,000,000 and $20,000,000 respectively.




/s/ Peter R. Begg
Peter R. Begg
Executive Vice President
February 8, 1996